EXHIBIT 99.1

Alio Gold Announces Significant Progress at Florida Canyon Mine and Management Changes

VANCOUVER, British Columbia, Oct. 08, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), announces the signing of lease agreements for the acquisition of new loading and hauling equipment at the Florida Canyon Mine (“Florida Canyon”).  The fleet is comprised of thirteen 90-tonne haul trucks and three matched front-end loaders.

A maintenance and services contract has also been signed that provides guaranteed mechanical availability of the new fleet and encompasses all required maintenance activities over the life of the lease agreement.

The lease agreements and accompanying maintenance contract are for an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased for approximately US$2 million.

The existing fleet will be retired as the new fleet becomes operational.  Florida Canyon is well advanced on commissioning the new fleet with four trucks and one loader currently production ready; five additional trucks and one loader are currently on site in various stages of assembly; and the remaining four trucks and loader are due for delivery in October.

“Acquiring the new loading and haulage fleet removes the primary cause for the underperformance of the mine,” said Mark Backens, President and CEO of Alio Gold.  “With availability now guaranteed, we will be better able to achieve our production objectives.  Once the fleet is fully operational in November, we expect to see increased ore movement leading to higher gold production and lower cash costs.  We look forward to providing the market additional guidance for 2020 once the new equipment is fully operational.”

In addition, Florida Canyon has received all required permits to initiate construction of the second heap leach pad.  Contractor mobilization has commenced, and long lead-time items have been ordered.  Construction is expected to take approximately 6 months and could be completed in stages to facilitate early placement and leaching of ore.

“Receipt of the construction permit for the second phase of the leach pads is a major milestone for Florida Canyon and positions the Company nicely for increased profitable production in 2020,” said Mr. Backens.

Alio Gold is also pleased to announce the hiring of Paul Jones as Senior Vice President of Corporate Development. In his 17-year career, he has had various roles with an intermediate copper company and was previously an investment banker focused on the mining and metals sector.

“Paul is a very welcomed addition the Alio Gold team.  Paul brings a wealth of experience in mining, capital markets, M&A and investor relations and will be of great assistance in unlocking the value of our assets to the benefit of all our stakeholders,” Mr. Backens added.

Mr. Markus Felderer, former VP of Corporate Development, has resigned.  The Company thanks Mr. Felderer for his service and wishes him well in his future endeavours.

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.